Concord & Sage PC

March 20, 2025

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Howard Efron
Jennifer Monick
Benjamin Holt
Brigitte Lippmann

Re:	Magnitude International Ltd
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted February 24, 2025 CIK No. 0002046117

Ladies and Gentlemen:

On behalf of our client, Magnitude International Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated March 10, 2025 on the Company’s amended draft registration statement on Form F-1 submitted on February 24, 2025. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated March 10, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted February 24, 2025

Material Cash Requirements, page 60

1.	We note your response to prior comment 8. Please revise to disclose that bank borrowings are secured by legal assignment of life insurance policies, as discussed in Note 5 on page F-24, Note 11 on page F-29, and Note 12 on page F-72.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 60 of the Revised Draft Registration Statement.

Management

Controlled Company Exemptions, page 107

2.	We note your response to prior comment 10 and reissue. Please clarify whether, to the extent you cease to be a controlled company under Nasdaq corporate governance rules, you instead intend to rely on the foreign private issuer exemption from certain of the corporate governance requirements of Nasdaq. In this regard, we note your disclosure on page 32 that you will rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq as long as you qualify as a foreign private issuer.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 107 of the Revised Draft Registration Statement.

Consolidated Statements of Changes in Equity, page F-5

3.

We note your response to prior comment 12. Based on your response, it appears that you issued shares of Herlin for cash. We note your organization chart on page 42 and your disclosure on page F-8 indicate that you own 100% of Herlin. Please address the following:

● Please expand your footnote disclosure to provide more information about this share issuance transaction, or tell us how you determined such expanded disclosure is not necessary.

● Please clarify for us who received these shares of Herlin.

● In light of the issuance of these shares of Herlin, please tell us how you determined you own 100% of Herlin as depicted in your organization chart on page 42 and disclosed on page F-8.

● As it appears that you may not own 100% of Herlin, please tell us how you determined it was not necessary to reflect non-controlling interest related to this share issuance.

Within your response, please reference the authoritative accounting literature management relied upon.

Reference is made to our response below to comment 4, regarding completion of the Company’s reorganization on March 19, 2025.

In response to the Staff’s comment, we are clarifying here that Herlin has, at all times prior to the reorganization, been wholly-owned by Mr. Lim. Therefore, there has been no non-controlling interest in Herlin. Pursuant to the reorganization, Mr. Lim transferred the entire issued share capital of Herlin (and BNL) to the Company’s wholly-owned subsidiary, Elec Power Ltd, in consideration of the Company allotting and issuing one Ordinary Share to Mr. Lim’s nominee, XJL International Limited, credited as fully paid. Herlin did not issue any shares as part of the reorganization. As a result of the reorganization, Herlin is now an indirect, wholly-owned subsidiary of Magnitude International Ltd.

On July 30, 2022, Herlin, which was then wholly-owned by Mr. Lim, issued additional ordinary shares to Mr. Lim for cash consideration of SGD350,000. This was the issuance transaction reflected in the line item for “Issuance of ordinary shares in a subsidiary under common control” in the Company’s Consolidated Statement of Changes in Equity during the year ended April 30, 2023 (on page F-5 of the Revised Draft Registration Statement) and the line item for “Proceeds from issuance of ordinary shares in a subsidiary under common control” in the Consolidated Statement of Cash Flows for the year ended April 30, 2023 (on page F-6 of the Revised Draft Registration Statement). Herlin continued to be wholly-owned by Mr. Lim following such issuance and no non-controlling interest was created as a result of the issuance. As described above, the Company acquired all of Mr. Lim’s ownership interest in Herlin on March 19, 2025 pursuant to the reorganization, and Herlin is now an indirect, wholly-owned subsidiary of the Company. This is consistent with the organization chart and the ownership disclosures on pages 42 and F-8 of the Revised Draft Registration Statement, respectively.

On October 31, 2023, BNL, which was then wholly-owned by Mr. Lim, issued additional ordinary shares to Mr. Lim for cash consideration of SGD250,000. This was the issuance transaction reflected in the line item for “Issuance of ordinary shares in a subsidiary under common control” in the Company’s Consolidated Statement of Changes in Equity during the year ended April 30, 2024 (on page F-5 of the Revised Draft Registration Statement) and the line item for “Proceeds from issuance of ordinary shares in a subsidiary under common control” in the Consolidated Statement of Cash Flows for the year ended April 30, 2024 (on page F-6 of the Revised Draft Registration Statement). BNL continued to be wholly-owned by Mr. Lim following such issuance and no non-controlling interest was created as a result of the issuance. The Company acquired all of Mr. Lim’s ownership interest in BNL on March 19, 2025, and BNL is now an indirect, wholly-owned subsidiary of the Company. This is consistent with the organization chart and the ownership disclosures on pages 42 and F-8 of the Revised Draft Registration Statement, respectively.

The Company has revised the footnote disclosure on page F-5 of the Revised Draft Registration Statement to clarify that each of Herlin and BNL was wholly owned by Mr. Lim Say Wei as of April 30, 2023.

Notes to the Consolidated Financial Statements

1. Overview

Organization and reorganization, page F-8

4.	We note your response to prior comment 13 and that the reorganization is not complete. Given that such reorganization is not yet complete, please clarify how you determined it is appropriate to provide consolidated financial statements for Magnitude International Ltd and its operating companies that reflect the reorganization. Additionally, please clarify for us when you expect the reorganization to be completed.

The reorganization was completed on March 19, 2025. Through the reorganization, the Company became the holding company of subsidiaries comprising the Group. Because the companies comprising the Group were under the same control of the ultimate controlling party, Mr. Lim, the financial statements are prepared on a consolidated basis by applying the principles of common control as if the reorganization had been completed at the beginning of the first reporting period.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-9 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

5.

We note your response to prior comment 14. Based on your response, it appears that Mr. Lim did not own 100% of BNL for all financial statement periods presented, but that you have determined that Mr. Lim controlled BNL for all financial statements periods presented. Please address the following:

● Please revise your filing to include the applicable disclosures required by IFRS 12, or tell us how you determined additional disclosure is not required.

● It appears that you determined it was unnecessary to reflect the profit or loss allocated to non-controlling interests of BNL during the year ended April 30, 2023 because there was not a distribution of earnings. Please tell us your basis in IFRS for this determination.

In response to the Staff’s comment, Mr. Lim has owned 100% of BNL at all times since April 5, 2023, and prior to the completion of the reorganization on March 19, 2025. Pursuant to the reorganization, Mr. Lim transferred the entire issued share capital of BNL (and Herlin) to the Company’s wholly owned subsidiary, Elec Power Ltd, in consideration of the Company allotting and issuing one Ordinary Share to Mr. Lim’s nominee, XJL International Limited, credited as fully paid. Following the completion of the reorganization, BNL became an indirect, wholly-owned subsidiary of Magnitude International Ltd. Accordingly, there is no current non-controlling interest in BNL.

The Company has revised the disclosures on pages F-4, F-5 and F-8 Note 1 of the Revised Draft Registration Statement to include the applicable disclosures as required by IFRS 12. The disclosures relate to significant judgments made in determining control over BNL and the effect on changes in equity interest in BNL and additional disclosure relating to allocation of profit or loss to non-controlling interests of BNL during the period ended April 30, 2023. Additional disclosures are made in page F-27 Note 10 of the Revised Draft Registration Statement to explain the nature of other reserve.

Item 7. Recent Sales of Unregistered Securities, page II-1

6.	Please revise to disclose all issuances described under “History of Securities Issuances” beginning on page 120, or advise.

In response to the Staff’s comment, the issuances of Ordinary Shares previously included in Part II, Item 7 comprised all primary Company issuances since the date of its incorporation, with the exception of the one Ordinary Share to be issued to Mr. Lim’s nominee, XJL International Ltd, in the reorganization. Page II-2 of the Revised Draft Registration Statement has been revised to include the issuance of such Ordinary Share on March 19, 2025. All other transactions previously listed on page 120 that were not included in Part II, Item 7 were transfers of outstanding Ordinary Shares by existing shareholders, and not primary issuances by the Company. References to those secondary Ordinary Share transfers have been removed under the caption “History of Securities Issuances” on pages 120-121 of the Revised Draft Registration Statement.

General

7.	We note your response to prior comment 17. Where you discuss the Selling Shareholders on page 110, please further revise to clarify the date on which each of XJL International Ltd and Beyond Merchant Limited subscribed for and acquired their ordinary shares. In this regard, we note that on page 110 you state that each subscribed for and acquired their ordinary shares on November 21, 2024. However, elsewhere, such as on page 42 and in Part II, Item 7, the date given is December 27, 2024. In addition, where you discuss the Resale Shareholders on pages Alt-3 and Alt-4, please include the address for Mr. Choo Kay Chon and disclose the nature of any position, office or other material relationship that Mr. Choo Kay Chon has had within the past three years with the company or any of its predecessors or affiliates. Finally, please describe the initial transaction relating to the shares being offered for resale by Mr. Choo Kay Chon, including the date the securities were issued by the company to him.

In response to the Staff’s comment, page Alt-4 of the Revised Draft Registration Statement has been updated to (i) include the address for Mr. Choo Kay Chon, (ii) disclose that companies affiliated with Mr. Choo provided electrical installation services to the Group over the past three years, with a total value of approximately S$410,000, and that Mr. Choo has not held any position or office with the Company, or had any other material relationship with the Company or its predecessors or affiliates, in each case within the past three years, and (iii) disclose that Mr. Choo acquired his Ordinary Shares from an existing Company shareholder (and not directly from the Company) on February 20, 2025 for US$18,000.

Very truly yours,

/s/ Kyle Leung
Name:	Kyle Leung